================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            _______________________

                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                              (Amendment No. 1)
                            _______________________

                                  MIH LIMITED
                               (Name of Issuer)
                            _______________________

                     CLASS A ORDINARY SHARES, NO PAR VALUE

                        (Title of Class of Securities)
                            _______________________

                                   G6116R10

                                (CUSIP Number)
                            _______________________
                               STEVE J.Z. PACAK
                                NASPERS LIMITED
                                40 HEERENGRACHT
                                   CAPE TOWN
                                     8001
                                 SOUTH AFRICA
                              +27 (0)21 406-2121

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                            _______________________
                                  Copies to:
                           Kris F. Heinzelman, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               DECEMBER 20, 2002

            (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


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                                                                             2


CUSIP No. G6116R10


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     NASPERS LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS

     NOT APPLICABLE
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      [_]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     SOUTH AFRICA
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________


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                                                                             3

Item 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A Ordinary Shares, no par value (the "Class A Shares") of MIH Limited, a corporation organized under the laws of the British Virgin Islands. The principal executive offices of MIH Limited were at Abbot Building, Mount Street, Tortola, Road Town, British Virgin Islands.

Item 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by Naspers Limited ("Naspers"), a corporation organized under the laws of South Africa. The address and principal place of business of Naspers is 40 Heerengracht, Cape Town, 8001, South Africa. Naspers is a multinational media company with its principal operations in pay-television and Internet subscriber platforms, print media, technology, book publishing and private education.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Naspers are set forth in Exhibit A hereto and are incorporated herein by reference.

          During the last five years, neither Naspers, nor to the knowledge of Naspers, any of the individuals listed in Exhibit A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See Item 4, Item 5 and Item 6.

Item 4.   PURPOSE OF TRANSACTION.

          On December 20, 2002, pursuant to a plan of merger and British Virgin Islands ("BVI") law, MIH Limited merged with and into MIH (BVI) Limited, formerly a wholly-owned subsidiary of MIH Holdings Limited. MIH (BVI) Limited is the surviving company and all the assets and liabilities of MIH Limited passed by operation of BVI law to MIH (BVI) Limited. As a result of this merger and related transactions, Naspers now directly and indirectly holds all ordinary shares in MIH Holdings Limited and indirectly holds all shares in MIH (BVI) Limited. All of the outstanding Class A Shares of MIH Limited were canceled and the Class A Shares were delisted from the Nasdaq National Market. The holders of the MIH Limited Class A Shares became holders of Naspers Class N ordinary shares (if a South Africa resident) or ADSs (if a resident of any country other than South Africa).

          Other than as described in this Schedule 13D, neither Naspers nor the individuals identified in Exhibit A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Naspers does not beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) any Class A Shares.

          (b) Naspers does not beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) any Class A Shares.

          (c) Except as described in this Schedule 13D, Naspers has effected no other transactions in the Class A Shares during the past sixty days.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares. The Class A Shares were canceled and delisted from the Nasdaq National Market.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth in this Schedule 13D, to the best knowledge of Naspers, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed in Exhibit A hereto and between such persons and any person with respect to any securities of MIH Limited.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description
-------   -----------

A Certain information regarding the directors and executive officers of Naspers.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 8, 2003



                                         NASPERS LIMITED

                                         by: /s/ S J Z Pacak
                                             ------------------------------
                                             Name:  S J Z Pacak
                                             Title: Executive Director

                                  EXHIBIT A

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Naspers. The name of each person who is a director of Naspers is marked with an asterisk. The business address of each person listed below is 40 Heerengracht, Cape Town, 8001, South Africa, unless otherwise noted. As of the date of this filing, none of the directors or executive officers listed below individually held any options or shares of MIH Limited securities.



Name                 Present Principal     Citizenship     Address
----                 -----------------     -----------     -------
                     Occupation
                     ----------

T. Vosloo*           Chairman of Naspers   South Africa    40 Heerengracht
                                                           Cape Town 8001

L.M. Taunyane*       Teacher               South Africa    17 7th Ave.
                                                           Alexandra 2090

J.F. Malherbe*       Director              South Africa    BP Centre
                                                           Thlbault Square
                                                           Cape Town 8001

L.N. Jonker*         Wine Farmer           South Africa    Weltevrede
                                                           Wynlandgoed
                                                           Bonnievale 6730

J.P. Bekker*         CEO of Naspers        South Africa    40 Heerengracht
                                                           Cape Town 8001

N.P. van Heerden*    Director              South Africa    Piling Place
                                                           5 Eton Road
                                                           Parktown 2193

S.J.Z. Pacak*        CFO of Naspers        South Africa    40 Heerengracht
                                                           Cape Town 8001

B.J. van der Ross*   Director              South Africa    4 Schilpadvlei Road
                                                           Constantia 7700

J.J.M. van Zyl*      Engineer              South Africa    Koh-Noor Building
                                                           82 Main Road
                                                           Claremont 7700

E. Botha*            Professor             South Africa    34 Amos Street
                                                           Colbyn, Pretoria
                                                           0001

G.J. Gerwel*         Professor             South Africa    22 Jasmyn Road
                                                           Belhar 7493

H. Willemse*         Professor             South Africa    19 Nederberg
                                                           Losberg Street,
                                                           Pretoria 0002

L. Retief            CEO Paarl Media       South Africa    40 Heerengracht
                     Group                                 Cape Town 8001

S. de Swardt         CEO Media24           South Africa    40 Heerengracht
                                                           Cape Town 8001

H. Brand             CEO Nasboek           South Africa    40 Heerengracht
                                                           Cape Town 8001

R. Katz              CEO Educor            South Africa    40 Heerengrach
                                                           Cape Town 8001

J.D.T. Stofberg      CEO MIH               South Africa    Jupiterstraat 13-15
                                                           2132 HC Hoofddorp,the
                                                           Netherlands

S.F. Ward            CFO MIH               British         Jupiterstraat 13-15
                                                           2132 HC Hoofddorp,
                                                           the Netherlands

A.A. Coetzee         General Counsel       South Africa    Jupiterstraat 13-15
                     MIH                                   2132 HC Hoofddorp,
                                                           the Netherlands

M.R. Sorour          Director Corporate    South Africa    40 Heerengracht
                     Finance & Investor                    Cape Town 8001
                     Relations MIH

J.J. Volkwyn         CEO Pay-TV            South Africa    251 Oak Avenue,
                     Platforms                             Randburg, 2194

A.A. Roux            CEO Internet          South Africa    2/4 Samaggi Insurance
                     Operations                            Tower 10th Floor
                                                           Vibhavadee-Rangsit
                                                           Road Thungsonghong,
                                                           Laksi, Bangkok 10210
                                                           Thailand



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                                                                             8


J. Steenkamp         CEO Entriq            South Africa    2570 West El Camino
                                                           Real, Suite 100,
                                                           Mountainview, CA
                                                           94040, USA